Exhibit 99.1

GreenTree Hospitality Group Ltd. Reports Fourth Quarter and Fiscal Year

2021 Financial Results

●	Total revenues increased by 6.1% year over year to RMB307.4 million (US48.2 million)[1] for the fourth quarter 2021.
●	Income from operations decreased by 69.5% year over year to RMB36.1 million (US$5.7 million) [1] for the fourth quarter 2021.
●	Adjusted EBITDA (non-GAAP) [2] decreased by 47.4% year over year to RMB68.8 million (US10.8 million) for the fourth quarter 2021.
●	Core net income (non-GAAP) [3] decreased by 67.2% year over year to RMB35.9 million (US$5.6 million) [1] for the fourth quarter 2021.
●	GreenTree’s board of directors has approved a share repurchase program of up to US$20 million over the next 12 months.

SHANGHAI, May 12, 2022 /PRNewswire/ -- GreenTree Hospitality Group Ltd. (NYSE: GHG) (“GreenTree”, the “Company”, “we”, “us” and “our”), a leading hospitality management group in China, today announced its unaudited financial results for the fourth quarter and fiscal year of 2021.

Fourth Quarter of 2021 Operational Highlights

●	A total of 4,659 hotels with 337,153 hotel rooms were in operation as of December31, 2021, compared to 4,626 hotels and 334,162 hotel rooms as of September 30, 2021.
●	As of December 31, 2021, the Company had 66 leased-and-operated ("L&O") hotels and 4,593 franchised-and-managed ("F&M") hotels in operation in 367 cities across China, compared to 40 L&O hotels and 4,300 F&M hotels in operation in 345 cities as of December 31, 2020. Geographic coverage increased by 6.4% year-over-year.
●	During the quarter, the Company opened 138 hotels, a decrease of 65 compared to 203 hotels opened in the fourth quarter of 2020. Of the hotels opened in the fourth quarter of 2021, three were in the luxury segment, 44 were in the mid-to-up-scale segment, 59 were in the mid-scale segment, and 32 were in the economy segment. Geographically speaking, 15 hotels were in Tier 1 cities [3], 34 were in Tier 2 cities and the remaining 89 were in Tier 3 and lower cities in China as of December 31, 2021.

1    The conversion of Renminbi (“RMB”)into United States dollars (“US$”) is based on the exchange rate of US$1.00=RMB6.3726 on December 31, 2021 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at https://www.federalreserve.gov/releases/h10/20220103/

2    Adjusted EBITDA (non-GAAP) is calculated as net income plus other operating expenses, income tax expense, share of loss in equity investees, net of tax, interest expense, depreciation and amortization and losses from investment in equity securities but excludes other operating income, interest income and other, net, gains from investment in equity securities, share of gains in equity investees (net of tax), and other income, net. The calculation of Adjusted EBITDA (non-GAAP) included in this report has been aligned according to the abovementioned definition.

3    Core net income is calculated as net income plus share-based compensation, losses from investments in equity securities (net of 25% tax), one-time fees and expense and asset impairment/accrued bad debt but excludes government subsidies (net of 25% tax), gains from investment in equity securities (net of 25% tax), and other income (net of 25% tax).

4    Tier 1 Cities refers to Beijing, Shanghai, Shenzhen and Guangzhou; Tier 2 Cities refers to the 32 major cities, other than Tier 1 Cities, including provincial capitals, administrative capitals of autonomous regions, direct-controlled municipalities and other major cities designated as municipalities with independent planning by the State Council.

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●	As of December 31, 2021, the Company had a pipeline of 1,225 hotels contracted for or under development, of which 57 hotels were in the luxury hotel segment, 347 were in the mid-to-up-scale segment, 478 were in the mid-scale segment, and 343 were in the economy segment.
●	The average daily room rate, or ADR, for all hotels in operation was RMB170, a 4.6% increase from RMB162 in the fourth quarter of 2020, and a 0.8% increase from RMB168 in the fourth quarter of 2019, before the COVID-19 outbreak.
●	The occupancy rate, or OCC, for all hotels in operation was 69.2%, a decrease of 7.5% compared with 76.7% in the fourth quarter of 2020, and a 7.2% decrease compared with 76.4% in the fourth quarter of 2019, before the COVID-19 outbreak.
●	The revenue per available room, or RevPAR, which is calculated by multiplying our hotels’ ADR by its occupancy rate, was RMB117, a 5.6% year-over-year decrease, and a 8.7% decrease compared with RMB129 in the fourth quarter of 2019, before the COVID-19 outbreak.
●	As of December 31, 2021 the Company’s loyalty program had over 69 million individual members and approximately 1,850,000 corporate members, compared to over 66 million individual members and approximately 1,810,000 corporate members, respectively, as of September 30, 2021. The Company sold approximately 91.0% of room nights directly during the fourth quarter of 2021.

2021 Full Year Operational Highlights

●	For the full year 2021, the Company opened 722 hotels, an increase of 34.2% comparing to 538 newly-opened hotels in the full year 2020. Of the hotels opened in 2021, 10 were in the luxury hotel segment, 189 were in the mid-to-up-scale segment, 415 were in the mid-scale segment, and 108 were in the economy segment. Geographically speaking, 46 hotels were in Tier 1 cities, 200 were in Tier 2 cities and the remaining 476 were in Tier 3 and other cities in China as of December 31, 2021. During 2021, the Company closed 403 hotels, and added a net of 319 hotels to its portfolio.
●	The average daily room rate, or ADR, for all hotels in operation, was RMB164 in the full year 2021, a 7.5% year-over-year increase.
●	The occupancy rate, or OCC for all hotels in operation was 71.1% in the full year 2021, compared with 68.7% in the full year 2020.
●	The revenue per available room, or RevPAR, which is calculated by multiplying our hotels’ ADR by its occupancy rate, was RMB116 in the full year 2021, a 11.3% year-over-year increase.

“While addressing unprecedented challenges brought by the pandemic, we have continued to focus on the execution of our strategic growth plan for the long term,” said Mr. Alex Xu, Chairman and Chief Executive Officer of GreenTree. “Thanks to the hard work and vigilance of our team, franchisees and partners to protect the health, safety and comfort of our customers, we delivered solid results during the fourth quarter of 2021, recovering 91.3% of our RevPAR in this quarter compared to the same period in 2019.

Several waves of COVID-19 infections in parts of China in the fourth quarter of 2021 dampened user demand for hotels stays overall. Despite the impact of COVID-19 in November, and thanks to our resilient business model, RevPAR for the quarter recovered to 91.3% of its level in the same period in 2019. This performance was better than our industry’s average and gave momentum to our business. We also made progress in some of our new business models, such as E-sports hotels. As a result, E-sports hotels have performed better throughout the pandemic, bringing stable occupancy rates and profits to our franchisees and partners.

Going into 2022, we are pleased to see that our business has maintained better momentum than our industry in January and February, especially during Chinese New Year. However, additional COVID-19 outbreaks in March slowed down the pace of recovery in the domestic hospitality industry, especially in top-tier cities. March was negatively impacted by the resurgence of COVID-19 in many parts of China, particularly in Jilin Province, Guangdong Province and Shanghai. While the hotel industry as a whole has been hit hard and is under tremendous pressure, we have been strongly supported by the unwavering dedication of our staff and partners. Their dedication gives us confidence for the future, in our ability to continue to navigate uncertainty and to emerge from the pandemic stronger than ever.”

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Fourth Quarter 2021 Financial Results

	Quarter Ended
	December 31, 2020	December 31, 2021	December 31, 2021
	RMB	RMB	US$
Revenues
Leased-and-operated hotels	76,113,015	112,445,788	17,645,198
Franchised-and-managed hotels	207,222,721	184,749,925	28,991,295
others	6,420,830	10,236,732	1,606,366
Total revenues	289,756,566	307,432,445	48,242,859

	Year Ended
	December 31, 2020	December 31, 2021	December 31, 2021
	RMB	RMB	US$
Revenues
Leased-and-operated hotels	227,074,041	391,960,031	61,507,082
Franchised-and-managed hotels	677,480,818	774,359,348	121,513,879
others	25,455,237	39,826,579	6,249,660
Total revenues	930,010,096	1,206,145,958	189,270,621

Total revenues for the fourth quarter of 2021 were RMB307.4 million (US$48.2 million) [1], a 6.1% year-over-year increase. The increase was primarily due to newly opened L&O and F&M hotels. Compared with the fourth quarter of 2019, before the COVID-19 outbreak, total revenues for the fourth quarter of 2021 increased by 6.2%. Total revenues for the full year 2021 were RMB1,206.1 million (US$189.3 million) [1], a 29.7% year-over-year increase.

Total revenues from leased-and-operated hotels for the fourth quarter of 2021 were RMB112.4 million (US$17.6 million) [1], a 47.7% year-over-year increase. The increase was primarily due to a 1.2% year-over-year increase in L&O hotels’ RevPAR and revenues from the 29 L&O hotels opened since the beginning of 2021. This revenue increase was partially offset by the closure of three L&O hotels over the same period. Total revenues from L&O hotels for the full year 2021 were RMB392.0 million (US$61.5 million) [1], a 72.6% year-over-year increase.

Total revenues from franchised-and-managed hotels for the fourth quarter of 2021 were RMB184.7 million (US$29.0 million) [1], a 10.8% year-over-year decrease. Initial franchise fees for the fourth quarter of 2021 increased by 5.7% year-over-year, mainly attributable to the gross opening of 133 F&M hotels and the closure of 104 F&M hotels. Recurring franchisee management fees and others for the fourth quarter of 2021 decreased by 12.4% year-over-year, primarily due to a 5.8% decrease in RevPAR due to impact of COVID-19., and the fee waiver to franchisees of quarantined hotels and hotels whose RevPAR has been severely affected by the pandemic. Total revenues from F&M hotels for the full year 2021 were RMB774.4 million (US$121.5 million) [1], a 14.3% year-over-year increase.

	Quarter Ended
	December 31, 2020	December 31, 2021	December 31, 2021
	RMB	RMB	US$
Initial franchise fee	18,065,889	19,091,150	2,995,818
Recurring franchise management fee and others	189,156,832	165,658,775	25,995,477
Revenues from franchised-and-managed hotels	207,222,721	184,749,925	28,991,295

	Year Ended
	December 31, 2020	December 31, 2021	December 31, 2021
	RMB	RMB	US$
Initial franchise fee	61,051,369	76,263,574	11,967,419
Recurring franchise management fee and others	616,429,449	698,095,774	109,546,460
Revenues from franchised-and-managed hotels	677,480,818	774,359,348	121,513,879

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Total operating costs and expenses

	Quarter Ended
	December 31, 2020	December 31, 2021	December 31, 2021
	RMB	RMB	US$
Operating costs and expenses
Hotel operating costs	99,817,161	191,912,281	30,115,225
Selling and marketing expenses	24,232,688	10,649,862	1,671,196
General and administrative expenses	50,885,097	72,474,197	11,372,783
Other operating expenses	98,341	30,485	4,783
Total operating costs and expenses	175,033,287	275,066,825	43,163,987

	Year Ended
	December 31, 2020	December 31, 2021	December 31, 2021
	RMB	RMB	US$
Operating costs and expenses
Hotel operating costs	392,522,306	651,376,905	102,215,250
Selling and marketing expenses	75,347,166	66,921,718	10,501,478
General and administrative expenses	172,557,554	268,252,836	42,094,724
Other operating expenses	1,731,405	4,937,625	774,821
Total operating costs and expenses	642,158,431	991,489,084	155,586,273

Hotel operating costs for the fourth quarter of 2021 were RMB191.9 million (US$30.1 million) [1], a 92.3% year-over-year increase. The increase was mainly attributable to the opening of 29 L&O hotels since the beginning of 2021, which resulted in higher rents, higher utilities and consumables, higher staff headcount and compensation expenses, higher depreciation and amortization, and higher ramp up costs. Excluding the impact from newly-opened L&O hotels in 2021, hotel operating costs for the fourth quarter of 2021 increased 19.7%. Hotel operating costs for the full year 2021 were RMB651.4 million (US$102.2 million) [1], a 65.9% year-over-year increase.

	Quarter Ended
	December 31,	December 31,	December 31,
	2020	2021	2021
	RMB	RMB	US$
Rental	28,196,927	63,622,588	9,983,772
Utilities	4,113,416	6,306,575	989,639
Personnel cost	10,034,679	29,867,603	4,686,879
Depreciation and amortization	13,450,611	29,110,325	4,568,045
Consumable, food and beverage	11,584,105	20,471,596	3,212,440
Costs of general managers of franchised-and-managed hotels	26,088,907	29,807,622	4,677,466
Other costs of franchised-and-managed hotels	5,132,814	6,004,107	942,175
Others	1,215,702	6,721,865	1,054,809
Hotel Operating Costs	99,817,161	191,912,281	30,115,225

	Year Ended
	December 31,	December 31,	December 31,
	2020	2021	2021
	RMB	RMB	US$
Rental	118,295,183	235,568,383	36,965,820
Utilities	15,372,385	25,782,913	4,045,902
Personnel cost	41,330,758	82,114,394	12,885,540
Depreciation and amortization	50,324,493	80,575,644	12,644,077
Consumable, food and beverage	43,257,796	69,495,702	10,905,392
Costs of general managers of franchised-and-managed hotels	91,664,745	114,779,305	18,011,378
Other costs of franchised-and-managed hotels	22,985,917	26,123,578	4,099,359
Others	9,291,029	16,936,986	2,657,782
Hotel Operating Costs	392,522,306	651,376,905	102,215,250

Selling and marketing expenses for the fourth quarter of 2021 were RMB10.6 million (US$1.7 million) [1], a 56.1% year-over-year decrease. The decrease was mainly attributable to lower advertising expenses. Selling and marketing expenses for the full year 2021 were RMB66.9 million (US$10.5 million) [1], a 11.2% year-over-year decrease.

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General and administrative expenses for the fourth quarter of 2021 were RMB72.5 million (US$11.4 million) [1], a 42.4% year-over-year increase. The increase was mainly attributable to the opening of 29 L&O hotels since the beginning of 2021, increased one-time consulting fees for capital markets advice and increased bad debts during 2021. Excluding the impact from newly-opened L&O hotels and one-time consulting fees, general and administrative expenses for the fourth quarter of 2021 increased by 19.9%. General and administrative expenses for the full year 2021 were RMB268.3 million (US$42.1 million) [1], a 55.5% year-over-year decrease.

Gross profit for the fourth quarter of 2021 was RMB115.5 million (US$18.1 million) [1], a year-over-year decrease of 39.2%. Gross margin for the fourth quarter of 2021 was 37.6%, compared to 65.6% a year ago. The decrease was primarily due to the operating loss recorded by newly-opened L&O hotels during their ramp-up period. Gross profit for the full year 2021 was RMB554.8 million (US$87.1 million) [1], a 3.2% year-over-year increase.

Income from operations for the fourth quarter of 2021 was RMB36.1 million (US$5.7 million) [1], a year-over-year decrease of 69.5%, with a margin of 11.8%. The decrease was mainly due to the operating loss recorded by newly-opened L&O hotels during their ramp-up period. Income from operations for the full year 2021 was RMB241.7 million (US$37.9 million) [1], a year-over-year decrease of 24.3%.

Net income for the fourth quarter of 2021 was RMB28.6 million (US$4.5 million) [1], compared to RMB79.5 million in the fourth quarter of 2020 and net margin was 9.3%. The year-over-year decrease was mainly attributable to the operating loss recorded by newly-opened L&O hotels during their ramp-up period. Net income for the full year 2021 was RMB207.8 million (US$32.6 million) [1], a year-over-year decrease of 15.1%.

Adjusted EBITDA (non-GAAP) [2] for the fourth quarter of 2021 was RMB68.8 million (US$10.8 million) [1], a year-over-year decrease of 47.4%. Adjusted EBITDA margin, defined as adjusted EBITDA (non-GAAP) as a percentage of total revenues, for the fourth quarter of 2021 was 22.4%, compared to 45.1% a year ago. Excluding the impact of newly-opened hotels, adjusted EBITDA (non-GAAP) for the fourth quarter of 2021 was RMB105.0 million, with a margin of 40.2%. Adjusted EBITDA (non-GAAP) for the full year 2021 was RMB317.7 million (US$49.9 million) [1], a year-over-year decrease of 10.6%.

Core net income (non-GAAP) for the fourth quarter of 2021 was RMB35.9 million (US$5.6 million) [1], a year-over-year decrease of 67.2%. The core net margin, defined as core net income (non-GAAP) as a percentage of total revenues, for the fourth quarter of 2021 was 11.7%, compared to 37.7% one year ago. Core net income (non-GAAP) for the full year 2021 was RMB204.3 million (US$32.1 million) [1], a year-over-year decrease of 29.4%.

Earnings per ADS (basic and diluted) for the fourth quarter of 2021 were RMB0.25 (US$0.04) [1], down from RMB0.83 one year ago. Core net income per ADS (basic and diluted) (non-GAAP) for the fourth quarter of 2021 was RMB0.35 (US$0.05) [1], down from RMB1.06 a year ago. Earnings per ADS (basic and diluted) for the full year 2021 was RMB2.05 (US$0.32) [1] down from RMB2.54 one year ago. Core net income per ADS (basic and diluted) (non-GAAP) was RMB1.98 (US$0.31) [1] for the full year 2021, a decrease from RMB2.81 a year ago.

Cash flow Operating cash inflow for the fourth quarter of 2021 was RMB201.3 million (US$31.6 million) [1] as a result of income from operations. Investing cash outflow for the fourth quarter of 2021 was RMB256.4 million (US$40.2 million) [1], which was primarily attributable to purchases of short-term investment, investments and deposits for property and equipment, and loans to franchisees. The investing cash outflow was partially offset by proceeds from short-term investments. Financing cash inflow for the fourth quarter of 2021 was RMB154.2 million (US$24.2 million), mainly attributable to dividends distributed by the end of the year 2021. Operating cash inflow for the full year 2021 was RMB361.0 million (US$56.6 million) [1]. Investing cash outflow for the full year 2021 was RMB928.4 million (US$145.7 million) [1]. Financing cash inflow for the full year 2021 was RMB255.6 million (US$40.1 million) [1].

Cash and cash equivalents, restricted cash, short-term investments, investments in equity securities and time deposit. As of December 31 , 2021, the Company had total cash and cash equivalents, restricted cash, short term investments, investments in equity securities and time deposits of RMB1,235.9 million (US$193.9 million) [1], compared to RMB1,192.1 million as of September 30, 2021. The increase from the prior quarter was primarily attributable to cash from operating activities and drawing down of bank facilities but offset by dividend distribution to our shareholders, acquisition costs of our L&O hotels and changes in fair value of equity securities.

COVID-19 Update

Despite the resurgence of COVID-19 in the fourth quarter of 2021, we delivered solid results, with RevPAR recovering to 91.3% of its level in the same period in 2019. At the end of December 2021, our RevPAR had bounced back to almost 100% of its level in the fourth quarter of 2019 (the “4Q2019 Level”). With the resurgence of COVID-19 nationwide, our RevPAR fell to around 81.3% of the 4Q2019 Level in the first week of November 2021, but gradually recovered to 98.5% of the 4Q2019 Level in the last week of

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December 2021. In early 2022, hotels braced for a rush of guests during the Chinese New Year due to family reunions and anticipated recovery in domestic tourism, leading to a boom for the hospitality industry. In the first quarter of 2022, the Company’s RevPAR temporarily reached 88% of its level in the first quarter of 2019. However, the reintroduction of travel restrictions due to increased omicron variant cases led to a decline in RevPAR.

At the beginning of 2022, another round of COVID outbreaks in March and April led to some restrictions in major cities being locked down, and millions of residents confined at home, slowing down the recovery pace of the domestic hospitality industry, especially in top-tier cities. Outbreaks in Jilin Province, Guangdong Province and Shanghai in March led to a drop in our RevPAR of the first week of May to only 56.0% of its level at the same time in 2019. A certain number of our hotels participate in domestic quarantine programs. We help local governments implement quarantine policies, help our guests isolate safely, and help our franchisees stabilize their income. We believe our hotels’ participation can help them stay competitive in the industry. While China’s domestic market remains under pressure due to a new wave of infections and the rapid increase in omicron cases, we believe we can continue to outperform the industry across business lines.

Guidance

Assuming the recent resurgences of COVID-19 remain under control in China and the market will recover in the third quarter and fourth quarter, the Company expects an increase in total revenues of up to 5% for the full year 2022, compared to 2021.

The guidance set forth above reflects the Company’s current and preliminary views based on its recovery and may not be indicative of the final financial results for any future interim period and/or the full year ending December 31, 2022.

Share Repurchase Program

The Company today also announced that its board of directors has authorized a share repurchase program under which the Company may repurchase up to US$20 million worth of its outstanding (i) American depositary shares (“ADSs”), each representing one Class A ordinary share, and/or (ii) Class A ordinary shares over the next 12 months.

Under the share repurchase program, the Company may repurchase its ADSs from time to time through open market transactions at prevailing market prices, privately negotiated transactions, block trades or any combination thereof. The Company will also effect repurchase transactions in compliance with Rule 10b5-1 and/or Rule 10b-18 under the Securities Exchange Act of 1934, as amended, and its insider trading policy, as applicable. The number of ADSs repurchased and the timing of repurchases will depend on a number of factors, including, but not limited to, price, trading volume and general market conditions, along with the Company’s working capital requirements and general business conditions. The Company’s board of directors will review the share repurchase program periodically, and may authorize adjustment of its terms and size. The Company plans to fund the repurchases from its existing cash balance and does not expect the repurchase program to adversely affect its existing growth plan and strategies.

Conference Call

GreenTree’s management will hold an earnings conference call at 8:00 PM U.S. Eastern Time on May 11, 2022, (9:00 AM Beijing/Hong Kong Time on May12, 2022).

Dial-in numbers for the live conference call are as follows:

International	1-412-902-4272
Mainland China	4001-201-203
US	1-888-346-8982
Hong Kong	800-905-945 or 852-3018-4992
Singapore	800-120-6157

Participants should ask to join the GreenTree call, please dial in approximately 10 minutes before the scheduled time of the call.

A telephone replay of the conference call will be available after the conclusion of the live conference call until May, 2022.

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Dial-in numbers for the replay are as follows:

International Dial-in	1-412-317-0088
U.S. Toll Free	1-877-344-7529
Canada Toll Free	855-669-9658
Passcode:	6891497

Additionally, a live and archived webcast of this conference call will be available at http://ir.998.com.

Use of Non-GAAP Financial Measures

We believe that Adjusted EBITDA and core net income, as we present it, is a useful financial metric to assess our operating and financial performance before the impact of investing and financing transactions, income taxes and certain non-core and non-recurring items in our financial statements.

The presentation of Adjusted EBITDA and core net income should not be construed as an indication that our future results will be unaffected by other charges and gains we consider to be outside the ordinary course of our business.

The use of Adjusted EBITDA and core net income has certain limitations because it does not reflect all items of income and expenses that affect our operations. Items excluded from Adjusted EBITDA and core net income are significant components in understanding and assessing our operating and financial performance. Depreciation and amortization expense for various long-term assets, income tax and share-based compensation have been and will be incurred and are not reflected in the presentation of Adjusted EBITDA. Each of these items should also be considered in the overall evaluation of our results. Additionally, Adjusted EBITDA and core net income does not consider capital expenditures and other investing activities and should not be considered as a measure of our liquidity. We compensate for these limitations by providing the relevant disclosure of our depreciation and amortization, interest expense/income, gains/losses from investments in equity securities, income tax expenses, share-based compensation, share of loss in equity investees, government subsidies and other relevant items both in our reconciliations to the corresponding U.S. GAAP financial measures and in our consolidated financial statements, all of which should be considered when evaluating our performance.

The term Adjusted EBITDA and core net income is not defined under U.S. GAAP, and Adjusted EBITDA and core net income is not a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing our operating and financial performance, you should not consider this data in isolation or as a substitute for our net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, our Adjusted EBITDA and core net income may not be comparable to Adjusted EBITDA and core net income or similarly titled measures utilized by other companies since such other companies may not calculate Adjusted EBITDA and core net income in the same manner as we do.

Reconciliations of the Company’s non-GAAP financial measures, including Adjusted EBITDA and core net income, to the consolidated statement of operations information are included at the end of this press release.

About GreenTree Hospitality Group Ltd.

GreenTree Hospitality Group Ltd. (“GreenTree” or the “Company”) (NYSE: GHG) is a leading hospitality management group in China. As of December 31 2021, GreenTree had a total number of 4,659 hotels. In 2020, HOTELS magazine ranked GreenTree Top 12 Ranking among 225 largest global hotel groups in terms of number of hotels in its annual HOTELS’ 225. GreenTree was also the fourth largest hospitality company in China in 2020 based on the statistics issued by the China Hospitality Association.

GreenTree has a broad portfolio of diverse brands spanning from the economy to mid-scale, up-scale and luxury segments of the hospitality industry mainly in China. Through its strong membership base, expansive booking network, superior system management with moderate charges, and fully supported by its operating departments including Decoration, Engineering, Purchasing, Operation, IT and Finance, GreenTree aims to keep closer relationships with all of its clients and partners by providing a diverse brand portfolio that features comfort, style and value.

For more information on GreenTree, please visit http://ir.998.com

Safe Harbor Statements

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan,"

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"believe," "potential," "continue," "is/are likely to," "confident," "future," or other similar expressions. GreenTree may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about or based on GreenTree’s current beliefs, expectations, assumptions, estimates and projections about us and our industry, are forward-looking statements that involve known and unknown factors, risks and uncertainties that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Such factors and risks include, but not limited to the following: GreenTree’s goals and growth strategies; its future business development, financial condition and results of operations; trends in the hospitality industry in China and globally; competition in our industry; fluctuations in general economic and business conditions in China and other regions where we operate; the regulatory environment in which we and our franchisees operate; and assumptions underlying or related to any of the foregoing. You should not place undue reliance on these forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided, including the forward-looking statements made, in this press release are current as of the date of the press release. Except as required by law, GreenTree undertakes no obligation to update any such information or forward-looking statements to reflect events or circumstances after the date on which the information is provided or statements are made, or to reflect the occurrence of unanticipated events.

Financial Tables and Operational Data Follow

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GreenTree Hospitality Group Ltd.

Unaudited Condensed Consolidated Balance Sheets

	December 31,	December 31,	December 31,
	2020	2021	2021
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	611,358,209	298,428,709	46,829,977
Restricted cash	—	3,300,000	517,842
Short-term investments	301,983,182	557,458,675	87,477,431
Investments in equity securities	242,378,696	157,988,851	24,791,898
Accounts receivable, net of allowance	101,511,057	95,589,936	15,000,147
Amounts due from related parties	9,770,871	310,419,860	48,711,650
Prepaid rent	13,597,867	15,454,967	2,425,222
Inventories	3,804,680	2,297,584	360,541
Other current assets	77,649,794	135,626,370	21,282,736
Loans receivable, net	222,244,629	323,141,251	50,707,914
Total current assets	1,584,298,985	1,899,706,203	298,105,358

Non-current assets:
Restricted cash	22,369,900	18,869,900	2,961,099
Long-term time deposits	490,000,000	160,000,000	25,107,491
Loans receivable, net	145,703,988	303,150,438	47,570,919
Property and equipment, net	668,605,661	1,052,467,058	165,155,048
Intangible assets, net	491,513,073	520,117,479	81,617,782
Goodwill	100,231,487	120,819,948	18,959,286
Long-term investments	369,525,917	188,790,785	29,625,394
Other assets	66,635,394	329,366,340	51,684,767
Deferred tax assets	156,070,112	138,776,214	21,777,016
TOTAL ASSETS	4,094,954,517	4,732,064,365	742,564,160

LIABILITIES AND EQUITY
Current liabilities:
Short-term bank loans	150,000,000	406,200,000	63,741,644
Accounts payable	19,606,344	24,036,544	3,771,858
Advance from customers	34,305,508	39,773,738	6,241,367
Amounts due to related parties	3,198,253	9,530,627	1,495,563
Salary and welfare payable	51,567,587	60,154,565	9,439,564
Deferred rent	1,356,132	1,926,957	302,382
Deferred revenue	221,314,997	215,147,975	33,761,412
Accrued expenses and other current liabilities	300,696,673	379,907,548	59,615,785
Income tax payable	87,483,970	71,384,087	11,201,721
Dividends payable	—	40,999,458	6,433,710
Total current liabilities	869,529,464	1,249,061,499	196,005,006

Long-term bank loans	—	301,800,000	47,359,006
Deferred rent	28,642,973	68,842,692	10,802,921
Deferred revenue	361,901,369	314,472,488	49,347,596
Other long-term liabilities	115,862,713	132,046,925	20,721,044
Deferred tax liabilities	178,413,413	247,002,602	38,760,098
Unrecognized tax benefits	290,679,902	284,542,615	44,650,945
TOTAL LIABILITIES	1,845,029,834	2,597,768,821	407,646,616

Shareholders’ equity:
Class A ordinary shares	222,587,070	222,587,070	34,928,768
Class B ordinary shares	115,534,210	115,534,210	18,129,839
Additional paid-in capital	1,149,280,404	1,151,384,306	180,677,323
Retained earnings	570,042,924	420,458,688	65,979,143
Accumulated other comprehensive income	45,586,647	39,089,244	6,133,955
Total GreenTree Hospitality Group Ltd. shareholders’ equity	2,103,031,255	1,949,053,518	305,849,028

Non-controlling interests	146,893,428	185,242,026	29,068,516
Total shareholders’ equity	2,249,924,683	2,134,295,544	334,917,544

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	4,094,954,517	4,732,064,365	742,564,160

9 / 14

GreenTree Hospitality Group Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Income

	Quarter Ended			Year Ended
	December 31, 2020	December 31, 2021	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2021
	RMB	RMB	US$	RMB	RMB	US$
Revenues
Leased-and-operated hotels	76,113,015	112,445,788	17,645,198	227,074,041	391,960,031	61,507,082
Franchised-and-managed hotels	207,222,721	184,749,925	28,991,295	677,480,818	774,359,348	121,513,879
Others	6,420,830	10,236,732	1,606,366	25,455,237	39,826,579	6,249,660
Total revenues	289,756,566	307,432,445	48,242,859	930,010,096	1,206,145,958	189,270,621

Operating costs and expenses
Hotel operating costs	(99,817,161)	(191,912,281)	(30,115,225)	(392,522,306)	(651,376,905)	(102,215,250)
Selling and marketing expenses	(24,232,688)	(10,649,862)	(1,671,196)	(75,347,166)	(66,921,718)	(10,501,478)
General and administrative expenses	(50,885,097)	(72,474,197)	(11,372,783)	(172,557,554)	(268,252,836)	(42,094,724)
Other operating expenses	(98,341)	(30,485)	(4,783)	(1,731,405)	(4,937,625)	(774,821)
Total operating costs and expenses	(175,033,287)	(275,066,825)	(43,163,987)	(642,158,431)	(991,489,084)	(155,586,273)

Other operating income	3,728,194	3,781,098	593,337	31,399,552	27,059,935	4,246,294
Income from operations	118,451,473	36,146,718	5,672,209	319,251,217	241,716,809	37,930,642

Interest income and other, net	25,072,336	14,894,610	2,337,289	72,934,212	59,974,418	9,411,295
Interest expense	(514,466)	(2,707,595)	(424,881)	(3,456,316)	(12,671,385)	(1,988,417)
Gains (losses) from investment in equity securities	(27,038,739)	(15,214,276)	(2,387,452)	(36,773,521)	11,929,538	1,872,005
Other income, net	1,779,000	8,322,668	1,306,008	2,296,981	11,818,559	1,854,590
Income before income taxes	117,749,604	41,442,125	6,503,173	354,252,573	312,767,939	49,080,115

Income tax expense	(38,060,701)	(12,266,354)	(1,924,858)	(110,459,202)	(105,313,904)	(16,526,050)
Income before share of gains in equity investees	79,688,903	29,175,771	4,578,315	243,793,371	207,454,035	32,554,065

Share of gains in equity investees, net of tax	(209,178)	(624,273)	(97,962)	909,364	382,874	60,081
Net income	79,479,725	28,551,498	4,480,353	244,702,735	207,836,909	32,614,146

Net loss/(income) attributable to non-controlling interests	6,078,488	(2,616,666)	(410,612)	16,641,655	3,761,411	590,248
Net income attributable to ordinary shareholders	85,558,213	25,934,832	4,069,741	261,344,390	211,598,320	33,204,394

Net earnings per share
Class A ordinary share-basic and diluted	0.83	0.25	0.04	2.54	2.05	0.32
Class B ordinary share-basic and diluted	0.83	0.25	0.04	2.54	2.05	0.32

Net earnings per ADS
Class A ordinary share-basic and diluted	0.83	0.25	0.04	2.54	2.05	0.32
Class B ordinary share-basic and diluted	0.83	0.25	0.04	2.54	2.05	0.32

Weighted average shares outstanding
Class A ordinary share-basic and diluted	68,286,954	68,286,954	68,286,954	68,286,954	68,286,954	68,286,954
Class B ordinary share-basic and diluted	34,762,909	34,762,909	34,762,909	34,762,909	34,762,909	34,762,909

Other comprehensive income, net of tax
Foreign currency translation adjustments	(18,663,525)	(6,398,752)	(1,004,104)	(19,714,207)	(6,497,403)	(1,019,584)
Comprehensive income, net of tax	60,816,200	22,152,746	3,476,249	224,988,528	201,339,506	31,594,562

Comprehensive loss/(income) attributable to non-controlling interests	6,078,488	(2,616,666)	(410,612)	16,641,655	3,761,411	590,247
Comprehensive income attributable to ordinary shareholders	66,894,688	19,536,080	3,065,637	241,630,183	205,100,917	32,184,809

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GreenTree Hospitality Group Ltd.

Unaudited Condensed Consolidated Statements of Cash Flows

	Quarter Ended			Year Ended
	December 31, 2020	December 31, 2021	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2021
	RMB	RMB	US$	RMB	RMB	US$
Operating activities:
Net income	79,479,725	28,551,498	4,480,353	244,702,735	207,836,909	32,614,146

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	15,801,122	36,374,869	5,708,011	65,869,971	98,110,657	15,395,703
Share of (gains) losses in equity method investments	209,178	624,272	97,962	(909,364)	(382,874)	(60,081)
Gain from disposal of subsidiaries	(1,779,000)	3,609,755	566,449	(1,779,000)	118,443	18,586
Interest income	(4,483,050)	(432,726)	(67,904)	(11,542,121)	(3,669,643)	(575,847)
Bad debt expense	7,900,690	18,153,276	2,848,645	29,953,404	44,798,296	7,029,830
(Gains)losses from investments in equity securities	27,020,151	13,215,057	2,073,731	44,506,823	(11,929,538)	(1,872,005)
(Gains) losses on disposal of property and equipment	—	604,017	94,783	—	604,017	94,783
Foreign exchange (gains) losses	4,985,504	(3,067,177)	(481,307)	4,723,948	(1,310,347)	(205,622)
Share-based compensation	—	619,405	97,198	232,558	2,464,762	386,775
Income tax expenses related to dividend distribution or retained profits	(14,576,403)	—	—	—	—	—

Changes in operating assets and liabilities:
Accounts receivable	14,567,549	6,029,230	946,118	(28,789,041)	(22,329,328)	(3,503,959)
Prepaid rent	(5,367,732)	3,665,273	575,161	5,196,798	(1,857,100)	(291,420)
Inventories	230,924	(37,664)	(5,910)	(1,281,009)	1,495,974	234,751
Amounts due from related parties	193,653	(3,364,817)	(528,013)	10,329,181	(3,963,547)	(621,967)
Other current assets	(15,613,220)	51,188,525	8,032,596	(18,807,170)	(60,345,478)	(9,469,520)
Other assets	(4,022,768)	(31,054,726)	(4,873,164)	(19,680,102)	(49,214,290)	(7,722,796)
Accounts payable	(2,941,115)	3,839,558	602,510	4,546,551	4,520,260	709,327
Amounts due to related parties	1,206,655	4,416,205	692,999	(319,778)	6,332,374	993,688
Salary and welfare payable	(864,348)	3,053,142	479,105	8,913,678	8,586,978	1,347,484
Deferred revenue	(26,912,184)	(27,733,753)	(4,352,031)	(59,516,154)	(53,595,903)	(8,410,367)
Advance from customers	2,297,569	13,590,894	2,132,708	(5,800,119)	5,468,230	858,085
Accrued expenses and other current liabilities	(2,091,191)	23,308,529	3,657,617	13,169,673	70,171,021	11,011,364
Income tax payable	24,167,283	4,428,882	694,988	(6,354,794)	(16,099,883)	(2,526,423)
Unrecognized tax benefits	15,330,247	(29,991,717)	(4,706,355)	29,038,185	(6,137,287)	(963,074)
Deferred rent	2,214,208	12,631,176	1,982,107	6,997,755	40,770,544	6,397,788
Other long-term liabilities	(7,153,657)	(5,162,255)	(810,070)	(5,549,798)	14,648,804	2,298,717
Deferred taxes	2,953,072	74,237,689	11,649,513	(12,595,878)	85,883,087	13,476,930
Net cash provided by operating activities	112,752,862	201,296,417	31,587,800	295,256,932	360,975,138	56,644,876

Investing activities:
Purchases of property and equipment	(43,353,048)	(90,716,702)	(14,235,430)	(111,929,994)	(341,715,516)	(53,622,621)
Purchases of intangible assets	(878,818)	—	—	(887,893)	(201,746)	(31,658)
Proceeds from disposal of property and equipment	8,968	—	—	80,355	—	—
Payment for acquisition of minority equity	—	(150,000)	(23,538)	—	(1,018,387)	(159,807)
Acquisitions, net of cash received	(14,547,587)	(5,414,241)	(849,613)	(18,415,807)	(147,608,325)	(23,162,967)
Advances for acquisitions	(6,550,000)	(4,436,494)	(696,183)	(6,550,000)	(39,483,494)	(6,195,822)
Collection of acquisition advances	40,000	937,000	147,036	36,352,700	12,154,500	1,907,306
Advances for purchases of property and equipment	—	(14,456,878)	(2,268,600)	—	(219,346,261)	(34,420,215)
Repayment from advances for purchases of property and equipment	—	—	—	—	22,400,000	3,515,049
Purchases of short-term investments	(58,296,194)	(178,266,887)	(27,973,965)	(206,596,401)	(378,189,081)	(59,346,119)
Proceeds from short-term investments	45,983,050	136,842,693	21,473,605	453,434,366	536,383,232	84,170,234
Proceeds from sales of long-term time deposits	—	—	—	—	50,000,000	7,846,091
Increase of long-term time deposits	—	—	—	(30,000,000)	(130,000,000)	(20,399,837)
Purchases of investments in equity securities	(65,829,314)	(8,940,000)	(1,402,881)	(65,829,314)	(8,940,000)	(1,402,881)
Proceeds from disposal of subsidiaries	2,183,350	1,693,391	265,730	2,183,350	1,693,391	265,730
Proceeds from disposal of equity securities and dividends received from equity securities	64,792	72,697,479	11,407,821	198,976	284,004,591	44,566,518
Proceeds from disposal of equity method investments	—	—	—	6,380,000	—	—
Loan to related parties	(223,590,000)	(320,326,394)	(50,266,200)	(528,356,500)	(604,618,943)	(94,877,907)
Repayment from related parties	242,740,000	157,518,000	24,718,011	539,996,179	307,933,500	48,321,486
Loan to third parties	(55,000,000)	(15,500,000)	(2,432,288)	(62,000,000)	(36,944,271)	(5,797,362)
Repayment of loan from third parties	—	17,570,000	2,757,116	—	55,127,367	8,650,687
Loan to franchisees	(13,060,194)	(35,040,000)	(5,498,541)	(218,821,974)	(423,399,028)	(66,440,547)
Repayment from franchisees	28,408,205	29,576,983	4,641,274	99,209,300	133,380,285	20,930,277
Net cash (used in) provided by investing activities	(161,676,790)	(256,412,050)	(40,236,646)	(111,552,657)	(928,388,186)	(145,684,365)

Financing activities:
Distribution to the shareholders	—	(320,253,160)	(50,254,710)	—	(320,253,160)	(50,254,710)
Loan from non controlling interest	9,148,249	6,897,050	1,082,298	20,585,804	9,689,903	1,520,557
Repayment of short-term borrowings	(60,000,000)	(200,000,000)	(31,384,364)	(70,000,000)	(250,000,000)	(39,230,455)
Proceeds from short-term borrowings	150,000,000	668,000,000	104,823,777	160,000,000	808,000,000	126,792,832
Capital contribution from noncontrolling interest holders	681,000	(490,000)	(76,892)	6,943,589	8,191,000	1,285,347
Payment for contingent consideration	—	—	—	(2,001,521)	—	—
Net cash provided by (used in) financing activities	99,829,249	154,153,890	24,190,109	115,527,872	255,627,743	40,113,571

Effect of exchange rate changes on cash and cash equivalents	(6,781,751)	271,089	42,540	(7,664,261)	(1,344,197)	(210,934)
Net increase(decrease) in cash and cash equivalents and restricted cash	44,123,570	99,309,346	15,583,803	291,567,886	(313,129,502)	(49,136,852)
Cash and cash equivalents and restricted cash at the beginning of the period	589,604,539	221,289,261	34,725,114	342,160,223	633,728,109	99,445,769
Cash and cash equivalents and restricted cash at the end of the period	633,728,109	320,598,607	50,308,917	633,728,109	320,598,609	50,308,918

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GreenTree Hospitality Group Ltd.

Unaudited Reconciliation of GAAP and Non-GAAP Results

	Quarter Ended			Year Ended
	December 31, 2020	December 31, 2021	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2021
	RMB	RMB	US$	RMB	RMB	US$
Net income	79,479,725	28,551,498	4,480,353	244,702,735	207,836,909	32,614,146

Deduct:
Other operating income	3,728,194	3,781,098	593,337	31,399,552	27,059,935	4,246,294
Interest income and other, net	25,072,336	14,894,610	2,337,289	72,934,212	59,974,418	9,411,295
Gains from investment in equity securities	—	—	—	45,440,136	11,929,538	1,872,005
Share of gain in equity investees, net of tax	—	—	—	1,118,542	382,874	60,081
Other income, net	1,779,000	8,322,668	1,306,008	2,296,981	11,818,559	1,854,590

Add:
Other operating expenses	98,341	30,485	4,784	1,731,405	4,937,625	774,821
Income tax expense	38,060,701	12,266,354	1,924,859	110,459,202	105,313,904	16,526,050
Share of loss in equity investees, net of tax	209,178	624,273	97,962	209,178	—	—
Interest expense	514,466	2,707,595	424,881	3,456,316	12,671,385	1,988,417
Depreciation and amortization	15,801,122	36,374,868	5,708,011	65,869,971	98,110,656	15,395,703
Losses from investment in equity securities	27,038,739	15,214,276	2,387,452	82,213,657	—	—
Adjusted EBITDA(Non-GAAP)	130,622,742	68,770,973	10,791,666	355,453,041	317,705,155	49,854,872

	Quarter Ended			Year Ended
	December 31, 2020	December 31, 2021	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2021
	RMB	RMB	US$	RMB	RMB	US$
Net income	79,479,725	28,551,498	4,480,353	244,702,735	207,836,909	32,614,146

Deduct:
Government subsidies (net of 25% tax)	853,820	1,322,633	207,550	15,071,058	12,745,154	1,999,993
Gains from investment in equity securities (net of 25% tax)	—	—	—	—	8,947,154	1,404,004
Other income (net of 25% tax)	1,334,250	6,242,001	979,506	1,722,736	8,863,919	1,390,942

Add:
Share-based compensation	—	619,405	97,198	232,558	2,464,762	386,775
Losses from investments in equity securities (net of 25% tax)	25,784,922	11,410,707	1,790,589	41,786,009	—	—
One-time fees and expense	6,264,115	2,857,008	448,327	19,604,565	24,568,935	3,855,402
Asset impairment/Accrued bad debt	—	—	—	—	—	—
Core net income(Non-GAAP)	109,340,692	35,873,984	5,629,411	289,532,073	204,314,378	32,061,384

Core net income per ADS (Non-GAAP)
Class A ordinary share-basic and diluted	1.06	0.35	0.05	2.81	1.98	0.31
Class B ordinary share-basic and diluted	1.06	0.35	0.05	2.81	1.98	0.31

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Operational Data

	2020 Q4	2021Q4
Total hotels in operation:	4,340	4,659
Leased and owned hotels	40	66
Franchised hotels	4,300	4,593
Total hotel rooms in operation	315,335	337,153
Leased and owned hotels	4,888	7,064
Franchised hotels	310,447	330,089
Number of cities	345	367

	Quarter Ended
	2020 Q4	2021Q4
Occupancy rate (as a percentage)
Leased-and-owned hotels	71.0%	60.9%
Franchised hotels	76.8%	69.5%
Blended	76.7%	69.2%
Average daily rate (in RMB)
Leased-and-owned hotels	190	224
Franchised hotels	162	168
Blended	162	170
RevPAR (in RMB)
Leased-and-owned hotels	135	136
Franchised hotels	124	117
Blended	124	117

	Year Ended
	2020	2021
Occupancy rate (as a percentage)
Leased-and-owned hotels	57.8%	63.4%
Franchised hotels	68.9%	71.3%
Blended	68.7%	71.1%
Average daily rate (in RMB)
Leased-and-owned hotels	179	213
Franchised hotels	152	163
Blended	152	164
RevPAR (in RMB)
Leased-and-owned hotels	104	135
Franchised hotels	105	116
Blended	105	116

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	Number of Hotels in Operation		Number of Hotel Rooms in Operation
	2020 Q4	2021Q4	2020 Q4	2021Q4
Luxury	23	33	4,749	6,265
Argyle	23	33	4,749	6,265
Mid-to-up-scale	360	519	32,337	47,666
GreenTree Eastern	151	204	15,653	22,246
Deepsleep Hotel	3	6	221	417
Gem	35	46	3,202	4,173
Gya	42	62	3,572	5,302
Vx	33	79	2,681	7,021
Ausotel	13	18	1,666	2,237
Urban Garden and others	83	104	5,342	6,270
Mid-scale	2,786	2,932	225,069	230,750
GreenTree Inn	2,163	2,169	181,295	178,849
GT Alliance	374	515	28,560	36,802
GreenTree Apartment	13	16	862	1,098
Vatica	121	112	8,749	8,115
City 118 Selected and others	115	120	5,603	5,886
Economy hotels	1171	1,175	53,180	52,472
Shell	620	650	26,784	28,196
City 118 and others	551	525	26396	24,276
Total	4,340	4,659	315,335	337,153

For more information, please contact:

GreenTree

Ms. Selina Yang
Phone: +86-21-3617-4886 ext. 7999
E-mail: ir@998.com

Mr. Nicky Zheng
Phone: +86-21-3617-4886 ext. 6708
E-mail: ir@998.com

Christensen

In Shanghai
Mr. Jerry Xu
Phone: +86-138-1680-0706
E-mail: jxu@christensenir.com

In Hong Kong
Ms. Karen Hui
Phone: +852-9266-4140
E-mail: khui@christensenIR.com

In US
Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com

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